Exhibit 3.1

CERTIFICATE OF
AMENDMENT TO THE
FOURTH AMENDED AND
RESTATED CERTIFICATE OF
INCORPORATION OF
NUWELLIS, INC.

NUWELLIS, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: The name of the Corporation is Nuwellis, Inc. and the date on which the Fourth Amended and Restated Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware was September 20, 2011 (the “Fourth Amended and Restated Certificate of Incorporation”);

SECOND: The Board of Directors of the Corporation has duly adopted resolutions proposing and declaring advisable that the Fourth Amended and Restated Certificate of Incorporation be amended as set forth herein and calling for the consideration and approval thereof at a meeting of the stockholders of the Corporation;

THIRD: The Fourth Amended and Restated Certificate of Incorporation is hereby amended by deleting the Paragraph A of ARTICLE IV in its entirety and inserting the following in lieu thereof:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares that the Corporation is authorized to issue is One Hundred Forty Million (140,000,000) shares, each with a par value of $0.0001 per share. One Hundred Million (100,000,000) shares shall be Common Stock and Forty Million (40,000,000) shares shall be Preferred Stock. Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) of this Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation of the Corporation, as previously amended (the “Restated Certificate”), each thirty-five (35) shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or respective holders thereof, be combined and converted into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Split”); provided, however, that the Corporation shall issue no fractional shares as a result of the actions set forth herein but shall instead pay to the holder of such fractional share a sum in cash equal to such fraction multiplied by the closing sales price of the Common Stock as reported on The Nasdaq Capital Market on the last trading day before the Effective Time (as adjusted to give effect to the Reverse Split).”

FOURTH: Pursuant to a resolution of Board of Directors of the Corporation, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the DGCL.

FIFTH: This Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation shall have an Effective Time of June 27, 2024 at 5:00 p.m. Eastern Time.

IN WITNESS WHEREOF, Nuwellis, Inc. has caused this Certificate of Amendment to be executed by its duly authorized officer on this 26th day of June, 2024.

NUWELLIS, INC.

By:	/s/ Nestor Jaramillo, Jr.
Name:	Nestor Jaramillo, Jr.
Title:	Chief Executive Officer